WESTERN COPPER AND GOLD CORPORATION

(the "Company")

Annual General Meeting

June 27, 2023

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 27, 2023 (the "Meeting") and the outcome of the vote for each such matter.

1. Based on proxies received and votes conducted by ballot during the Meeting, the following persons were elected as directors of the Company, with a majority of "For" votes, to serve until the next annual general meeting of shareholders of the Company:

Director	Votes For	% For	Votes Withheld	% Withheld
Tara Christie	71,492,356	98.09%	1,391,025	1.91%
Michael Vitton	71,981,699	98.76%	901,682	1.24%
Bill Williams	72,321,112	99.23%	562,269	0.77%
Kenneth Williamson	72,164,913	99.01%	718,468	0.99%
Klaus Zeitler	71,323,374	97.86%	1,560,007	2.14%

2. Based on proxies received and votes conducted by show of hands during the Meeting, PricewaterhouseCoopers LLP were appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors.

Date: June 27, 2023